UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

	      	 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
	     PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
 		       THERETO FILED PURSUANT TO 13d-2(b)

                               Mirant Corporation
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  60467R100
                                (CUSIP Number)

                                 May 26, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 60467R100


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek I, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:  229,219
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  229,219

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             229,219

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     0.16%

       12.   Type of Reporting Person

	     PN

                               CUSIP No. 60467R100


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek II, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power:  0
Number of
Shares           6.  Shared Voting Power:  3,383,213
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  3,383,213

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,383,213

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     2.32%

       12.   Type of Reporting Person

	     PN

     				CUSIP No. 60467R100


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek Advisors, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power:  0
Number of
Shares           6.  Shared Voting Power:  3,612,432
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  3,612,432

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,612,432

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     2.48%

       12.   Type of Reporting Person

	     CO

                               CUSIP No. 60467R100


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek Asset Management, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power:  0
Number of
Shares           6.  Shared Voting Power:  4,676,005
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  4,676,005

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             4,676,005

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     3.21%

       12.   Type of Reporting Person

	     PN

                               CUSIP No. 60467R100


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Jeffrey A. Altman

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       		 5.  Sole Voting Power:  0
Number of
Shares           6.  Shared Voting Power:  8,288,437
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  8,288,437

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             8,288,437

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     5.68%

       12.   Type of Reporting Person

	     IN

Item 1. (a)  Name of Issuer:

	     Mirant Corporation (the "Issuer")

        (b)  Address of Issuer's Principal Executive Offices:

	     1155 Perimeter Center West, Suite 100
	     Atlanta, Georgia 30338

Item 2. (a)  Name of Person Filing:

	     This statement is filed by:

	     (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

	     (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

	     (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

	     (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek SRI"); and

	     (v) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek SRI.

	     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

        (b)  Address of Principal Business Office or, if None, Residence:

             The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York,NY 10019.

        (c)  Citizenship:

             Each of Owl Creek I, Owl Creek II and the Investment Manager is a
	     limited partnership organized under the laws of the State of Delaware.
	     The General Partner is a limited liability company organized under the
	     laws of the State of Delaware. Mr. Altman is a United States citizen.

        (d)  Title of Class of Securities

             Common Stock, $0.01 par value (the "Common Stock")

        (e)  CUSIP Number: 60467R100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act;

        (b) |_| Bank as defined in section 3(a)(6) of the Act;

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act;

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940;

        (e) |_| An investment adviser in accordance with Rule 13d-1
		(b) (1) (ii) (E);

        (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

        (g) |_| A parent holding company or control person in accordance with Rule 13d- 1 (b) (1) (ii) (G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j) |_| Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

	Not Applicable

Item 4.  Ownership

	The percentages used herein and in the rest of Item 4 are calculated based upon the 145,457,714 shares Common Stock that are outstanding as of May 3, 2010 as reported by the Company in its Form 10-Q for the quarterly period ended March 31, 2010, filed on May 7, 2010.


         A. Owl Creek I, L.P.

		(a) Amount beneficially owned:  229,219

		    As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 229,219 shares of the Company common stock which includes 12,902 warrants to purchase the Company's common stock.

		(b) Percent of class:  0.16%

		    This percentage is determined by dividing the number of shares of common stock beneficially owned by Owl Creek I, L.P. by 145,470,616, the number of shares of common stock (145,457,714) issued and outstanding as of May 3, 2010 combined with the number of warrants (12,902) held by Owl Creek I, L.P.

		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote:  229,219
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       229,219

	 B. Owl Creek II, L.P.

		(a) Amount beneficially owned:  3,383,213

		    As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 3,383,213 shares of the Company common stock which includes 100,884 warrants to purchase the Company's common stock.

		(b) Percent of class:  2.32%

		    This percentage is determined by dividing the number of shares of common stock beneficially owned by Owl Creek II, L.P. by 145,558,598, the number of shares of common stock (145,457,714) issued and outstanding as of May 3, 2010 combined with the number of warrants (100,884) held by Owl Creek II, L.P.

		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote: 3,383,213
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       3,383,213

	 C. Owl Creek Advisors, LLC

		(a) Amount beneficially owned:  3,612,432

		    As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 3,612,432 shares of the Company common stock which includes 113,786 warrants to purchase the Company's common stock.

		(b) Percent of class:  2.48%

		    This percentage is determined by dividing the number of shares of common stock beneficially owned by Owl Creek Advisors, LLC by 145,571,500, the number of shares of common stock (145,457,714) issued and outstanding as of May 3, 2010 combined with the number of warrants (113,786) held by Owl Creek Advisors, LLC.

		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote: 3,612,432
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       3,612,432

	 D. Owl Creek Asset Management, L.P.

		(a) Amount beneficially owned:  4,676,005

		    As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 4,676,005 shares of the Company common stock which includes 315,015 warrants to purchase the Company's common stock.

		(b) Percent of class:  3.21%

		    This percentage is determined by dividing the number of shares of common stock beneficially owned by Owl Creek Asset Management, L.P. by 145,772,729, the number of shares of common stock (145,457,714) issued and outstanding as of May 3, 2010 combined with the number of warrants (315,015) held by Owl Creek Asset Management, L.P.

		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote: 4,676,005
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       4,676,005

	 E. Jeffrey A. Altman

		(a) Amount beneficially owned:  8,288,437

		    As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 8,288,437 shares of the Company common stock which includes 428,801 warrants to purchase the Company's common stock.

		(b) Percent of class:  5.68%

		    This percentage is determined by dividing the number of shares of common stock beneficially owned by Jeffrey A. Altman by 145,886,515, the number of shares of common stock (145,457,714) issued and outstanding as of May 3, 2010 combined with the number of warrants (428,801) held by Jeffrey A. Altman.

		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote: 8,288,437
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       8,288,437

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Owl Creek Advisors, LLC, the general partner of Owl Creek I and Owl
	 Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and Owl Creek SRI, has the power to direct the investment activities of Owl Creek Overseas and Owl Creek SRI, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs their operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2010
                                      /s/ Jeffrey A. Altman

                                      --------------------------
                                      Jeffrey A. Altman, individually, and as
				      managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of OWl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd.